N E W S R E L E A S E

February 17, 2004	Trading Symbols:
News Release 04-04	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD DEFINES SECOND SILVER ZONE AT LA PITARRILLA –
SIGNIFICANT SILVER GRADES UP TO 46 OZ./TON OVER 123 FEET

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report the definition of a second zone of silver mineralization at its wholly-owned La Pitarrilla project. The property is located approximately 150 kilometers north of Durango in west central Mexico.

To date, the company has completed a total of seven reverse circulation holes in the Peña Dyke zone which is approximately 400 meters north of the Cordon Colorado discovery zone. These seven holes tested a strike length of 250 meters of Peña Dyke which appears to pinch in thickness to the northwest. Four holes (BP-31 with BP-36, and BP-34 with BP-37) were scissored below high-grade trench values on opposite sides of the sub-vertical structure.

The best results were intersected in holes BP 31 and BP-36. BP-31 intersected 20.8 ounces of silver per ton over 290 feet (714.7 grams of silver per tonne over 88.4 meters), including 45.6 ounces of silver per ton over 123.3 feet (1,562.6 grams of silver per tonne over 37.6 meters). BP-36, collared about 60 meters to the southwest, intersected 30.0 ounces of silver per ton over 115 feet (1,028 grams of silver per tonne over 35 meters), including 38.4 ounces of silver per ton over 86.6 feet (1,316 grams of silver per tonne over 26.4 meters). The zone is open along strike and at depth.

At Cordon Colorado, drilling is continuing to expand the zone to the west and southeast. A total of 51 holes exceeding 7,000 meters have now been completed on the two zones and more assay results will be reported on receipt. An additional 3,000 meters of infill and extension reverse circulation drilling have commenced.

“I am very pleased that Silver Standard has been able to create significant value for shareholders through the company’s recent discovery at La Pitarrilla,” said Robert A. Quartermain, president of Silver Standard. “In less than six months, we have taken the project from a new grassroots prospect to our top exploration priority.”

In other project news, drilling is underway at Silver Standard’s wholly-owned San Agustin project, also located in the state of Durango, where the target is bulk-tonnage gold-silver mineralization. Drilling results are expected from the infill drill program on the 50%-owned Manantial Espejo silver-gold project in southern Argentina and from project exploration on the 100%-owned Diablillos property in northern Argentina.

Simultaneously, feasibility studies are under way at Manantial Espejo under the direction of Pan American Silver Corp. as operator, and at Silver Standard’s wholly-owned Bowdens silver project in Australia.

Silver Standard Resources Inc. is a well-financed silver resource company with over C$60 million in cash, excluding marketable securities. The company continues to seek resource base growth through acquisitions, and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

SELECTED PEÑA DYKE, LA PITARRILLA, MEXICO DRILL RESULTS – February 2004 *

Hole No.	Map Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Silver Grade (in g/t)	Interval (in feet)	Silver Grade (in oz/ton)
BP-31	3373E 1444N	0	88.4	88.4	714.7	290.0	20.8
	incl.	45.7	83.3	37.6	1,562.6	123.3	45.6
BP-32	3436E 1383N	0	51.8	51.8	42.2	169.9	1.2
BP-33	3430E 1390N	0	49.8	49.8	53.5	163.4	1.6
	incl.	7.1	22.3	15.2	72.7	49.9	2.1
BP-34	3326E 1493N	18.3	79.2	60.9	99.0	199.8	2.9
	incl.	54.9	79.2	24.3	163.5	79.7	4.8
BP-35	3237E 1540N	40.6	54.9	14.3	36.8	46.9	1.1
BP-36	3322E 1354N	59.9	95.5	35.6	1,027.8	116.8	30.0
	incl.	68.1	94.5	26.4	1,316.2	86.6	38.4
BP-37	3269E 1394N	14.2	86.4	72.2	95.1	236.9	2.8
		36.6	86.4	49.8	112.5	163.4	4.8

* Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the La Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Hermosillo, Mexico (preparation) and Vancouver, B.C. (analysis). All samples analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. One in 20 samples were duplicate assayed at BSI Inspectorate in Sparks, Nevada and selected high-grade samples were analyzed a second time for accuracy.